[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 19, 2018

Via EDGAR and Courier

Larry Spirgel, Esq.

Joshua Shainess, Esq.

Office of Telecommunications

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	T-Mobile US, Inc.

Amendment No. 1 to

Registration Statement on Form S-4

Filed October 1, 2018

File No. 333-226435

Dear Messrs. Spirgel and Shainess:

On behalf of our client, T-Mobile US, Inc. (“T-Mobile” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated October 10, 2018 regarding Amendment No. 1 to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission on October 1, 2018. In connection with this letter, the Company is today filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) by EDGAR. We are separately furnishing to the Staff courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 2.

Questions and Answers, page 5

1.

We note your response to prior comment 2. Please consider including a new Q&A that explains why shareholders’ consents of both companies are being solicited when approval by both companies is assured due to Deutsche Telekom and Softbank’s intentions to approve the merger.

Response: In response to the Staff’s comment, the disclosure on page 11 of Amendment No. 2 has been revised.

U.S. Securities and Exchange Commission

October 19, 2018

Risk Factors

Failure to complete the merger could negatively impact T-Mobile and Sprint and their respective businesses…, page 45

2.

In your response to prior comment 1, you state that on a standalone basis for each company, “Sprint’s relative 5G strength will be significant capacity where it offers 5G service, but its geographic coverage will be more limited, while T-Mobile’s relative strength will be very broad geographic coverage, but it will have more limited capacity.” Please include this disclosure in your filing in order to clarify both companies’ ability to compete effectively with Verizon and AT&T in providing 5G service absent the merger.

Response: In response to the Staff’s comment, the disclosure on page 46 of Amendment No. 2 has been revised.

The Merger Transactions, page 65

3.

We note your response to prior comment 9. Expand your disclosure to explain in Plain English the “valid non-tax business and commercial reasons” for utilizing the HoldCo mergers as part of the overall merger.

Response: In response to the Staff’s comment, the disclosure on page 66 of Amendment No. 2 has been revised.

Unaudited Pro Forma Condensed Combined Financial Information

Note 5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 253

4.

We note your response to prior comment 19 and the revisions to your disclosure for adjustment 5(f). Since other market participants likely have different cell site locations, projects or other property and equipment than you, it seems that your fair value approach may incorporate entity specific assumptions. Notwithstanding your specific plans for these assets, please tell us how your fair value estimates reflect the highest and best use by market participants as described in ASC 805-20-30-6.

Response: In response to the Staff’s comment, the Company respectfully submits that its fair value estimates consider a market participant’s ability to generate economic benefits by using the assets, or groups of assets, in their highest and best use. The Company’s preliminary determination is that the highest and best use of Sprint’s network assets is in combination with other assets as a group. However, because certain network assets are expected to be substituted or decommissioned in a transaction with market participants, these assets would only be used for a limited transition period and are unlikely to be sold on their own due to limited marketability at the end of that period, thereby reducing the fair value of these assets. This assessment is consistent with the implementation guidance in ASC 820-10-55-26 through 29.

U.S. Securities and Exchange Commission

October 19, 2018

The Company’s market participant assumption includes large domestic wireless carriers such as AT&T, Verizon, and T-Mobile that have a national network and generally serve the same population as Sprint. These carriers would be expected to maximize the value of Sprint’s portfolio of assets (particularly as it relates to spectrum and PP&E) as they would develop an effective post-combination operational and integration strategy. Each individual market participant would have a range of considerations in its integration strategy based on its wireless communication network footprint. The fair value estimates, in general, reflect the highest and best use of Sprint’s network assets by market participants based on the assumption that the optimal network configuration would minimize redundant cell site locations and integrate the appropriate wireless technologies that are most capable of supporting present customers and would grow the business of the combined company. The fair value estimates assume that a market participant would behave in this manner to produce an investment return it would require.

Given the limited information available at this stage, T-Mobile estimated the fair value of Sprint’s network infrastructure and equipment by benchmarking the results of prior transactions in the communications industry to provide indications of what the resulting fair value would be. This benchmarking analysis considered a range of assumptions, such as the rationalization of certain cell site properties and integration of wireless technologies. Fair value to original cost and net book value metrics were derived from this benchmarking study which formed the basis for the fair value estimates.

The Company expects to further revise the fair value estimates as it obtains additional information regarding the location and composition of Sprint’s assets.

Note 6. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 258

5.

Please revise your discussion of adjustment 6(c)(ii) to clarify, as you describe in your response to prior comment 22, why you are reducing compensation expense for the post-combination portion of Sprint’s equity awards assumed by T-Mobile.

Response: In response to the Staff’s comment, the disclosure on page 259 of Amendment No. 2 has been revised.

Material U.S. Federal Income Tax Consequences of the Merger, page 290

6.

We note that the receipt of a tax opinion that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Tax Code is predicated on the HoldCo mergers being consummated. Confirm that an opinion of tax counsel will be filed as an exhibit to the Form S-4 (which can assume that the HoldCo mergers are consummated), and clarify what the expected tax consequences to shareholders will be if the merger is consummated without the HoldCo mergers having occurred.

Response: In response to the Staff’s comment, we respectfully confirm that an opinion of tax counsel is being filed as an exhibit to the Form S-4, and the disclosure on pages 292 and 293 of Amendment No. 2 has been revised.

U.S. Securities and Exchange Commission

October 19, 2018

*        *        *         *        *        *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1394 or my colleagues, Adam O. Emmerich at (212) 403-1234 or Mark A. Stagliano at (212) 403-1060.

Sincerely yours,

/s/ David K. Lam
David K. Lam

cc:	David A. Miller, T-Mobile US, Inc.

Jorge E. Gracia, Sprint Corporation

Brandon C. Parris, Morrison & Foerster LLP

Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz